EXHIBIT 99.1

Evaxion applies its AI-Immunology™ platform in autoimmune diseases

  Autoimmune diseases are characterized by high unmet medical need with most current treatments only addressing symptoms. Evaxion will apply AI-Immunology™ to target underlying pathologies
  The unique capabilities of AI-Immunology™ could potentially help develop new treatments with higher efficacy and less side effects than current treatments
  Initial experimental data will be presented at the Protein & Antibody Engineering Summit (PEGS) Europe taking place in Lisbon, Portugal, on November 18, 2026

COPENHAGEN, Denmark, September 14, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI- Immunology™ platform, has begun the application of the platform in autoimmune diseases thereby expanding the company’s therapeutic focus and achieving another company milestone for 2026.

We are now conducting experimental testing of two novel AI-Immunology™ -based treatment concepts for autoimmune diseases. Both concepts could potentially offer higher efficacy and less side effects than currently available treatments as AI-Immunology™ has unique capabilities in addressing underlying disease pathologies with very high specificity.

AI-Immunology™ enables development of several novel therapeutic concepts focusing on disease modification. This carries substantial opportunities as autoimmune diseases are characterized by high unmet medical need with few treatment approaches focused on the underlying disease and offer significant partnership potential across all stages of drug development.

“We are very excited to apply AI-Immunology™ in a new disease area and validate these novel concepts, which could potentially target underlying disease biology rather than just symptoms. Autoimmune diseases can be severely debilitating and even lethal placing a massive burden on patients, relatives and society. With AI-Immunology™ we have unique opportunities to potentially improve treatment options in this area,” says Birgitte Rønø, CSO and COO of Evaxion.

Testing two different concepts
Specifically, Evaxion is now testing a tolerogenic vaccine concept and an autoantibody binder concept. Data from the ongoing experiments will be presented at the Protein & Antibody Engineering Summit (PEGS) Europe taking place in Lisbon, Portugal, on November 18, 2026.

The tolerogenic approach involves vaccination with T-cell epitopes and co-delivery of immune modulators that direct the immune system to tolerance. AI-Immunology™ has unique capabilities in finding and prioritizing the best epitopes.

The autoantibody binder concept utilizes an antigen construct that captures autoantibodies, which are the main pathogenic drivers in many autoimmune diseases. Autoantibodies bind to 1 normal tissue causing tissue damage and/or blocking of key physiological functions. Thus, clearing of these autoantibodies is expected to treat the diseases.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel drug candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further 2 discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.